Exhibit 99.42

HudBay Minerals Inc. Dundee Place 1 Adelaide Street East Suite 2501 Toronto ON M5C 2V9 Canada Tel 416 362-8181 Fax 416 362-7844 hudbayminerals.com

News release

TSX – HBM

2009 – No. 40

HudBay to re-start Chisel North mine and Snow Lake concentrator

Toronto, Ontario, October 30, 2009 – HudBay Minerals Inc. (“HudBay”, “the company”) (TSX: HBM) today announced that it will re-start operations at its Chisel North mine and concentrator in Snow Lake, Manitoba effective immediately, with full production expected in the second quarter of 2010. The re-start of operations at Snow Lake is expected to provide approximately 30,000 tonnes of zinc concentrate feed to the company’s Flin Flon zinc plant annually. The capital costs of the re-start are expected to be approximately CDN$7 million and operating costs are expected to be comparable to what they were prior to the suspension of operations earlier this year.

The company also announced today that it has entered into a hedge of approximately 50% of the anticipated zinc production from the Chisel North mine at an average price of approximately US$1.01 per pound of zinc. This forward sale is intended to ensure that Chisel North remains economic at lower zinc prices, while providing unfettered upside for the remaining 50% of its zinc production.

The Chisel North mine and Snow Lake concentrator have been on care and maintenance since the first quarter of 2009, due to depressed zinc prices at the time. Work will begin immediately to prepare both the mine and concentrator for the re-start. To facilitate this work, personnel and equipment will be redeployed from Flin Flon to Snow Lake. The company also expects the re-start of operations to provide additional employment opportunities for some employees impacted by the closure of its copper smelter in 2010.

“The re-start of our Snow Lake operations is exciting news for the company and the local community,” said Peter R. Jones, chief executive officer of HudBay. “Re-starting this supply of domestic zinc concentrate is more economical than purchasing third-party concentrates. Also, the benefit to the community in Snow Lake will be substantial as we expect to employ up to 100 people once full production is achieved over the next several months.”

The re-start of the Snow Lake operations will be carried out at the same time as the commencement of the previously announced Phase 1 exploration and development of the company’s Lalor deposit. HudBay expects the development of the ramp to the zinc-rich base metals zone #10 to take about 30 months and, subject to receiving applicable regulatory approvals, produce approximately 1,200 tonnes of ore per day once completed. Production from Chisel North and the early production from Lalor will help provide a continuous feed of domestic zinc concentrate to the company’s Flin Flon zinc plant until Lalor reaches full production, which is expected in 2014.

HudBay Minerals Inc.: Strength to Build the Future

HudBay Minerals Inc. (TSX: HBM) is a Canadian integrated mining company with assets in North and Central America principally focused on the discovery, production and marketing of base metals. The company’s objective is to maximize shareholder value through efficient operations, organic growth and accretive acquisitions, while maintaining its financial strength. A member of the S&P/TSX Composite Index and the S&P/TSX Global Mining Index, HudBay is committed to high standards of corporate governance and sustainability.

FORWARD-LOOKING INFORMATION

This news release contains “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to, information concerning the timing and costs to re-start operations, the anticipated effect of hedging, and the ability to increase zinc concentrate supply to the company’s zinc plant, as well as HudBay’s exploration and development plans and its strategies and future prospects. Generally, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “expects”, or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “does not anticipate”, or “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, or “will be taken”, “occur”, or “be achieved”. Forward-looking information is based on the opinions and estimates of management at the date the information is made, and is based on a number of assumptions and subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information. Many of these assumptions are based on factors and events that are not within the control of HudBay and there is no assurance they will prove to be correct.

Factors that could cause actual results to vary materially from results anticipated by such forward-looking information include changes in market conditions, variations in ore grade or recovery rates, risks relating to international operations, fluctuating metal prices and currency exchange rates, economic factors, government regulation and approvals, environmental and reclamation risks, costs, timing and amount of future production, capital expenditures and requirements for additional capital, changes in project parameters, the possibility of project cost overruns or unanticipated costs and expenses, permitting timelines, labour disputes and the availability of skilled labour, results of exploration and other risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, as well as those risk factors discussed in the Annual Information Form for the year ended December 31, 2008 for HudBay Minerals Inc. available at www.sedar.com. Although HudBay has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. HudBay undertakes no obligation to update forward-looking information if circumstances or management’s estimates or opinions should change except as required by applicable securities laws. The reader is cautioned not to place undue reliance on forward-looking information.

(HBM-G)

For further information, please contact:

HudBay Minerals Inc.

John Vincic

Vice President, Investor Relations and Corporate Communications

(416) 362 0615

Email: john.vincic@hudbayminerals.com

www.hudbayminerals.com

HudBay Minerals Inc.	2
News Release 2009 – No. 40: HudBay to re-start Chisel Mine and Snow Lake concentrator